EXHIBIT 21

Subsidiaries of the Registrant

The following is a list of subsidiaries of FactSet Research Systems Inc., a Delaware corporation, as of August 31, 2010.

Name of Subsidiary	State or Country of Incorporation or Organization
FactSet Data Systems, Inc.	Delaware
FactSet Benelux B.V.	Netherlands
FactSet Europe Limited	England
FactSet Europe S.a.r.l.	Luxembourg
FactSet France Inc.	Delaware
FactSet France S.a.r.l	France
FactSet GmbH	Germany
FactSet Holdings UK Limited	England / Wales
FactSet Hong Kong Limited	Hong Kong
FactSet Ireland Limited	Ireland
FactSet Italia S.r.l.	Italy
FactSet JCF S.A.S.	France
FactSet Limited	Delaware
FactSet Mergerstat, LLC	Delaware
FactSet Pacific, Inc.	Delaware
FactSet Philippines, Inc.	Philippines
FactSet Research Limited	New York
FactSet Systems India Private Limited	India
JCF Information (Asia) Pte Limited	Singapore
LionShares Europe S.A.S.	France
Market Metrics LLC	Massachusetts